Exhibit 99.4

Release

International Game Technology releases Notice of 2017 Annual General Meeting and 2016 Annual Reports and Accounts

LONDON, April 26, 2017 /PRNewswire/ -- International Game Technology PLC (“IGT”) (NYSE: IGT) announced today the release of its Notice of 2017 Annual General Meeting (“AGM”) and Annual Reports and Accounts for the period from January 1, 2016 to December 31, 2016 and provided updated information for the AGM, which will be held at the Hyatt Regency London, 30 Portman Square, London, W1H 7BH, on May 22, 2017 at 2 p.m. British Summer Time (BST).

The Notice of 2017 AGM, Annual Reports and Accounts, and instructions to participate at the AGM are available at www.igt.com, along with IGT’s Annual Report on Form 20-F. These materials can be viewed directly online and are also available for download in PDF format.

About IGT

IGT is the global leader in gaming. We enable players to experience their favourite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has more than 12,000 employees worldwide. For more information, please visit www.igt.com.

Contact:

Robert K. Vincent, Corporate Communications, (401) 392-7452

James Hurley, Investor Relations, (401) 392-7190

Simone Cantagallo, (+39) 06 51899030; for Italian media inquiries